Exhibit 21.1
Principal Subsidiaries of the Registrant
Subsidiaries	Place of Incorporation
APRINOIA Therapeutics, LLC	Massachusetts
APRINOIA Therapeutics Inc.	Japan
APRINOIA Therapeutics Limited	Ireland
APRINOIA Therapeutics Limited	Hong Kong
Suzhou APRINOIA Therapeutics Co., Ltd	China